FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F    X               Form 40-F
                      -----------                   -----------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                             Yes              No    X
                                --------         --------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                             Yes              No    X
                                --------         --------

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                             Yes              No    X
                                --------         --------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                Endesa Holds Analyst Presentations in Barcelona

     NEW YORK--June 3, 2004--

Endesa (NYSE:ELE) would like to inform that the following analyst presentations, hosted today by Endesa's CEO, Mr. Rafael Miranda, are available for download from the "Investors" section of Endesa's website, at www.endesa.es

--  Distinctive Platforms for Renewed Growth

--  ENDESA EUROPA Results and Challenges

--  Introduction to International Financial Reporting Standards (IFRS)

For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: Endesa
             David Raya, 212-750-7200


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: June 3rd, 2004     By: /s/ David Raya
                              ------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations